Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today, with the Philippine Stock Exchange, Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the following matters:

1.
Press release regarding the unaudited consolidated financial results of PLDT Inc. (the “Company”) as at and for the nine (9) months ended September 30, 2023;
2.
Declaration of a cash dividend of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock;
3.
Confirmation of appointment of officers;
4.
Promotion of officers; and
5.
Extension of the effective date of retirement of Atty. Marilyn A. Victorio-Aquino, incumbent Director, Chief Legal Counsel, and Corporate Secretary of the Company.

5

November 7, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2023.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,403 As of September 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 7, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 7, 2023, the Board approved the Company’s unaudited consolidated financial statements for the nine (9) months ended September 30, 2023.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 7, 2023

PLDT pressrelease

GROSS SERVICE REVENUES ROSE 3% TO ₱149.8B

NET SERVICE REVENUES REACH ₱142.3B IN 9M23—ANOTHER HISTORIC HIGH;

3Q23 REVENUES AT ₱47.8B

EXPENSES LOWER BY 3% OR ₱1.7B FROM BROAD-BASED COST MANAGEMENT

EBITDA ROSE TO RECORD HIGHS OF ₱78.4B IN 9M23 AND ₱26.2B IN 3Q23;

9M23 AND 3Q23 MARGINS AT 52%

TELCO CORE INCOME UP 2% TO ₱26.1B TRACKING FY23 GUIDANCE

CAPEX INTENSITY RATIO AT 37%

DATA AND BROADBAND UP 4% TO ₱116.9B—
82% OF CONSOLIDATED SERVICE REVENUES

FIBER-ONLY REVENUES GREW 10% TO ALL-TIME HIGH ₱39.3B – 87% OF TOTAL HOME REVENUES,

NET ADDS RE-ACCELERATE TO 88 THOUSAND IN 3Q23

ENTERPRISE REVENUES AT RECORD-HIGH OF ₱34.8B

DRIVEN BY GROWTH IN ICT REVENUES FROM DATA SOLUTIONS, MULTI-CLOUD AND TECH SERVICES

WIRELESS CONSUMER MOBILE DATA REVENUES UP 5%

DATA NOW 86% OF INDIVIDUAL BUSINESS

SMART AHEAD OF COMPETITION WITH 55.2 M SUBSCRIBERS
AS OF END-SEPT 2023, TNT LEADING SIM BRAND

PLDT AMONG WORLD’S BEST COMPANIES 2023

ONLY PHILIPPINE TELCO, HIGHEST AMONG PHILIPPINE COMPANIES
IN TERMS OF SUSTAINABILITY – TIME MAGAZINE

MANILA, Philippines 7th November 2023 – Notwithstanding persistent macroeconomic challenges, PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI) today announced that Gross Service Revenues grew 3% to ₱149.8 billion while Consolidated Service Revenues (net of interconnect costs) grew by ₱1.1 billion to an all-time high of ₱142.3 billion in the first nine months of 2023. In the third quarter, Consolidated Service Revenues grew by ₱0.3 billion to ₱47.8 billion compared with the second quarter.

Data and broadband, which grew by 4%, or ₱4.1 billion, to ₱116.9 billion, contributed 82% of consolidated service revenues.

“Now more than ever, we are witnessing how the power of technology and digital services impact Filipinos’ standard of living, with innovations bringing convenience, comfort, productivity, and security to improve overall quality of life. Our mission at PLDT is to enable our countrymen with the tools and connectivity needed to enhance their digital lifestyles,” said Alfredo S. Panlilio, PLDT and Smart President and CEO.

Consolidated EBITDA grew by 4% or ₱2.8 billion year-on-year to ₱78.4 billion in the first nine months, also an all-time high, due to higher revenues and lower opex. EBITDA margin was at 52% for the period. Recording five consecutive quarters of improvement, consolidated EBITDA is trending to exceed again the ₱100-billion mark this year.

Telco Core Income, excluding the impact of asset sales and Maya Innovations Holdings (formerly Voyager Innovations Holdings), reached ₱26.1 billion, up ₱0.5 billion or 2% from the same period last year, in-line with guidance.

Reported Income reached ₱27.9 billion in the first nine months of 2023 up by 1% year-on-year.

Consolidated Net Debt at the end of the first nine months of 2023 amounted to ₱252.1 billion; net-debt-to-EBITDA stood at 2.44x, down from 2.48x as at the end of 2Q23. Gross Debt stood at ₱274.5 billion, with maturities well spread out. Only 15% of Gross Debt are denominated in U. S. dollars and 5% are unhedged. PLDT credit ratings from Moody’s and S&P Global remained at investment grade.

PLDT was also among companies cited in TIME Magazine’s list of World’s Best Companies 2023. It was the only Philippine telco on the list and ranked highest among the six cited Philippine companies in terms of Sustainability. Released by TIME Magazine and its analytics partner Statista, the inaugural list names 750 most outstanding companies from different industries around the world which were independently evaluated based on revenue growth, employee satisfaction surveys, and rigorous environmental, social, and governance (ESG) performance metrics.

For maintaining the highest ethical standards and best corporate governance practices, PLDT again garnered the 3-Golden Arrow Award at the ASEAN Corporate Governance Scorecard (ACGS) organized by the Institute of Corporate Directors (ICD).

PLDT also recently received a strong score in the 2023 Children’s Rights and Business Benchmark by the Global Child Forum (GCF), which has been benchmarking companies on how well they address children’s rights in their operations. Based on GCF’s independent scoring, PLDT has achieved “Leader” status with an overall score of 8.9, topping Asia and ranking third best among the world’s telcos.

Home: Fiber revenues sustain double-digit growth

Demonstrating that opportunities to grow in this market remain, Home’s fiber-only service revenues grew by 10%, or ₱3.6 billion to an all-time high of ₱39.3 billion in the first nine months of 2023. Fiber-only revenues accounted for 87% of total Home revenues of ₱45.3 billion, which were 2% or ₱1.0 billion higher compared with the same period last year.

PLDT’s total fiber subscribers as of end-September 2023 stood at 3.14 million, with 210,000 fiber net additions for the first nine months. The third quarter saw an increase in net adds to about 88,000 from around 42,000 in the second quarter.

As of end-September 2023, PLDT’s total number of fiber ports rose to 6.15 million covering over 18,000 barangays nationwide. Working with city governments in various regions to boost productivity and hybrid learning among communities, PLDT deployed the fastest fiber connectivity in cities and municipalities including major tourism hubs in the country such as the Island Garden City of Samal in Davao, Siargao Island in Tacloban, Bantayan Island in Cebu, and Cagayan de Oro.

Enterprise: Data and ICT are key revenue drivers

During the first nine months of 2023, the B2B arm of the PLDT Group continued its growth trend, reaching an all-time high of ₱34.8 billion in service revenues, driven by a significant growth in its ICT business and its Fixed and Wireless solutions. Noteworthy in the ICT business-to-business space was a robust 28% growth in the Multi-Cloud and Tech Services space, while the Data Center segment continues its steady growth vs the same period last year, solidifying the PLDT group’s aspiration to the be the hyperscaler hub in Asia.

ePLDT, the ICT subsidiary of PLDT Group, continues to see a revenue increase largely driven by hyperscalers that have colocated in VITRO data centers, which is the Philippines’ widest data center network.

ePLDT’s 11th data center, VITRO Sta. Rosa (VSR), is on track for launch in Q2 of 2024, almost a year ahead of other planned data centers. Once fully operational, the Philippines’ largest hyperscale data center will have a total of 4500 racks and 50MW power capacity. VITRO Sta Rosa has already been receiving several colocation requests from a diverse range of industry leaders including hyperscalers, content delivery networks, banks, BPOs, carriers and government agencies.

On the multi-cloud front, ePLDT’s roster of innovative solutions for enterprises now includes artificial intelligence solutions such as Talkbots, which are capable of understanding and responding intelligently to 11 different languages. PLDT itself uses conversational AI in, among other areas, customer collection where efficiencies have significantly improved.

ePLDT has also launched the ePLDT Pilipinas Cloud (ePPC), becoming the first Filipino corporation to offer a sovereign cloud. The ePPC infrastructure will host highly sensitive government data and applications in a trusted cloud environment to help fast-track the digital transformation of the country’s public sector, a priority of the current administration.

Driving the growth for the Fixed business pillar are managed networking solutions and global connectivity, contributing 21% increase vs the same period last year, mostly due to the substantial uptake of SD-WAN technology and increased adoption of private network connectivity.

On the Wireless business front, international messaging revenues increased 57%, buoyed by a recently finalized single aggregator partnership, solidifying a foothold in the growing international A2P space. Mobility solutions continue to spur optimism via a 20% increase in IoT connections, driven by increased use cases propelled by big ticket IoT partnerships with Toyota Connected Car, Maya POS and Foodpanda.

Individual Wireless: Posting growth with increased data usage among subs, new products

PLDT’s Individual Wireless segment posted revenues of ₱60.6 billion in the first nine months of 2023, higher year-on-year by ₱0.3 billion, as mobile data revenues grew by 5% to ₱52.4 billion for the period, driven by a 15% year-on-year increase in mobile data traffic to 3,630 Petabytes.

Quarter-on-quarter, the segment posted ₱0.1 billion growth, despite the third quarter being a traditionally slow quarter.

Wireless Consumer Mobile Data revenues now account for 86% of total Individual Wireless revenues.

The Individual business has started to manifest positive trends amidst a rational competitive environment, the recognized superiority of the PLDT group network and the results of various initiatives being implemented.

The improved performance after the SIM registration deadline has been driven by structural revenue optimization, marketing campaigns which increased data usage among subscribers, including those in support of the country’s recent hosting of the FIBA

Basketball World Cup, and sponsorships for musical events such as the staging of the Broadway hit Hamilton and concert of K-Pop girl group TWICE; and new product offers such as Triple Data, Super Value Campaign and Plan 999+. During the quarter, Smart became the first Philippine telco to offer e-SIMs to both postpaid and prepaid customers.

Further improving the accessibility of essential digital services for Filipinos, Smart is also collaborating with Google Cloud to become one of the first communication services providers in the Asia Pacific region to adopt Telecom Subscriber Insights, Google Cloud’s AI-powered solution that ingests data from various sources, provides contextual insights on subscribers’ propensity to consume services, and presents personalized recommendations to their devices for activation.

As of the end of September, Smart has registered 55.2 million mobile subscribers, higher than its closest competitor, with TNT once again being the leading SIM brand.

Network: Philippines’ most extensive fiber footprint

The PLDT Group has further expanded its total fiber footprint to over 1.1 million cable kilometers, consisting of over 0.2 million cable kilometers of international fiber and about 0.9 million cable kilometers of domestic fiber as of end-September 2023. Homes passed reached more than 17.3 million homes in 69% of the country’s municipalities/towns.

PLDT’s fiber infrastructure supports Smart’s 73.8 thousand base stations deployed nationwide. Smart’s network covers around 97% of the population.

Capex for the first nine months of 2023 amounted to ₱55.3 billion, lower than the ₱67.3 billion for the same period last year. Capex intensity ratio (capex as a percentage of revenues) was at 37%, lower than the 46% for the same period last year. This is in line with the goal of reducing capex spend in the near- to medium-term, and attain positive free cash flow position as soon as practicable.

Guidance for the year remains at ₱80-85 billion, including approximately ₱11.0 billion of the ₱33.0 billion capex commitments from prior years, net of advances.

Tower sale and leaseback milestones

In connection with the sale and leaseback of 1,012 telecommunications towers and associated passive telecommunications infrastructure to Frontier Tower Associates Philippines Inc. on March 10, 2023, PLDT announced on October 5th the completion of the sale of the first 230 towers forming part of this portfolio. A corresponding cash consideration of ₱2.8 billion was received by the PLDT Group.

The sale and leaseback of towers are in line with the PLDT Group’s strategy to push for an asset-light balance sheet, while providing superior network quality and an even better customer experience. It further supports the government’s program of building a strong digital infrastructure program to allow Filipinos to access affordable and reliable internet services.

Including the ₱1.1 billion cash consideration received on November 3rd from the closing of another 91 towers, PLDT has received ₱77.9 billion in tower sales proceeds to date.

Maya's ecosystem fuels digital banking growth

Maya, the #1 digital bank and digital payment processor in the Philippines, is leading the way as it revolutionizes financial services in the country. Maya sets the industry benchmark with an astounding 2.6 million depositors, with deposits totaling ₱23.5 billion as of end-September 2023. Driving this remarkable growth is its high-engagement banking model that strategically leverages its payment ecosystem to deliver innovative services and unparalleled value to customers.

For consumer banking, Maya has offered depositors higher interest rates credited daily, boosted based on wallet transactions. With depositors and borrowers transacting 2 to 4 times more than payment-only users, enterprise partners like Smart have started harnessing Maya's high-engagement banking to drive transactions and propel growth.

Through Maya Business, Maya enables merchants to accept all forms of digital payments like cards and QR in the Philippines. Maya Business is the leading online and offline payment processor for cards and QRPh transactions by number of transactions processed in the Philippines as of end-September 2023. Maya now provides the MSME segment with banking products like savings accounts and working capital loans.

As part of its commitment to drive financial services adoption, Maya has significantly ramped up its lending initiatives, introducing Maya Credit and Maya Personal Loans for consumers, Negosyo Advance and Negosyo InstaCash for MSMEs, alongside Maya Flexi Loans for small and medium enterprises (SMEs), all fueled by transactional data within Maya's ecosystem. As of end-September 2023, Maya has disbursed ₱16 billion in loans for the past twelve months.

Sustainability: Reinforced commitment to doing business responsibly

In the third quarter, the PLDT Group continued to reinforce its commitment to embed sustainability into its business.

PLDT remains committed to implementing decarbonization measures across the whole group. This includes PLDT’s existing decarbonization roadmap which aims to reduce

Scopes 1 and 2 emissions by 40% by 2030. Initiatives focused on the use of renewables, green technology in the network and energy efficiency achieve twin-goals of cost optimization and reduction of GHG emissions while maintaining the quality of our products and services.

In support of UN SDG 13 (Climate Action) and SDG 15 (Life on Land), PLDT continues to pursue efforts focused on biodiversity conservation leveraging on partnerships (UN SDG 17) to achieve progress. These include tree planting and reforestation activities supporting Maynilad Water Services, Inc., the water and wastewater services provider of cities and municipalities that form the West Zone of the Greater Manila Area. PLDT is also collaborating with various stakeholders for the conservation of a nature-based climate solution, the Agusan Marsh Wildlife Sanctuary (peatlands), a carbon-sink that has been identified as a RAMSAR Wetlands of International Importance.

The use of electronic devices is closely related to the provision of telco services, and electronic waste or e-waste an area of environmental concern. With waste management having been identified by PLDT’s stakeholders as one of the company’s key material ESG topics, PLDT launched ‘Be Kind. Recycle.’, a recycling and waste management program focusing on the collection, treatment and proper disposal of e- waste. Initially piloted with employees during the celebration of Environmental, Health and Safety Week, the Group has expanded the program to include e-waste collection activities in HOME sales blitzes, deployment of e-waste bins in selected Smart mall stores, and programs with Enterprise customers. Supporting circularity at the community level, the PLDT Group has also recently teamed up with the United Nations Industrial Development Organization (UNIDO), the Department of Environment and Natural Resources, Ecowaste Coalition, Integrated Resources Inc., and the city of Baguio, for a Treatment, Storage and Disposal (TSD) facility in Baguio City – the first local government initiated TSD outside Metro Manila. This initiative supports UN SDG 12 (Responsible Consumption and Production) and UN SDG 17 (Partnerships).

The PLDT Group is also leading the way in opening discussions on advanced technology like artificial intelligence in the home. In an event held as one of the highlights of the Philippine Digital Convention 2023 organized by PLDT Enterprise, a session centered around “Family Perspectives on Smart Home and Artificial Intelligence” brought together thought leaders on technology and parenting and emphasized the importance of fostering meaningful connections and responsible use of technology, in line with UN SDG 9 (Industry, Innovation and Infrastructure) SDG 16 (Peace, Justice and Strong Institutions) and SDG 17 (Partnerships).

In connection with its commitment to create a safe online environment for its customers, PLDT and Smart continue to undertake measures focused on data privacy and cybersecurity. Among its customers, the group continues to be a leading champion of child online safety, having pursued a multi-pronged approach that includes collaboration with legislators, law enforcement, child protection advocates and investment in a custom-built platform that detects and blocks child sexual abusive and exploitative material (CSAEM). In 2022 alone, PLDT and Smart prevented 1.3 billion user attempts to access online CSAEM. PLDT and Smart count UNICEF, the Internet Watch Foundation, and the Canadian Centre for Child Protection, among its partners.

Enabling community-based reporting, the group, through its B2B arm PLDT Enterprise, has also helped the Council for the Welfare of Children set up the MAKABATA 1383 Helpline for the reporting of child abuse and child rights violations. PLDT and SMART have also collaborated with the local government units of Angeles City in Pampanga, General Santos City, Cagayan de Oro City, and Iligan City on efforts to develop local ordinances and expand grassroots programs on anti-OSAEC (Online Sexual Abusive and Exploitative Content) measures.

PLDT and Smart have also supported the local government of Siargao by donating solar lights to light up the island’s Catangan Bridge.

PLDT and Smart also continue to play an active role in building disaster-resilient Filipino communities through the nationwide rollout of the Ligtas Kit, an all-in-one communications package that extends emergency communications support to communities during disasters. PLDT and Smart also continue to foster a culture of innovation alongside academic and professional excellence through the Smart Wireless Engineering Education Program or SWEEP, the first and longest-running industry-academe linkage in the Philippines, now on its 20th year.

Championing inclusivity, PLDT and Smart, with ATRIEV, continue to train more persons with visual impairment in using the Android Accessibility Suite program to aid them in maximizing the use of their smartphones and help improve the quality of life of the visually impaired sector through inclusive technology. PLDT and Smart also continue to partner with leading tech platforms for ‘eBiznovation’, a digital upskilling-to-ecommerce program for local entrepreneurs, MSMEs and coops, including those in the agricultural and fishery sector. To date, PLDT has trained over 10,000 MSMEs and cooperatives, and successfully onboarded 100 MSMEs to e-commerce platforms Shopee and TikTok Shop.

As part of transforming each employee into a sustainability champion, PLDT continues to conduct educational sessions to ensure a common understanding of ESG. One such program was the Community Learning Series titled “Beyond Going Green: “Sustainability Everyday for Everyone”. The webinar discussed what sustainability is (“debunking the myths”) and how each can support the overall PLDT goal of attaining ESG leadership.

Outlook

PLDT Chairman Manuel V Pangilinan maintains a positive view about PLDT’s performance for the full 2023 amidst a tough economic environment.

“The Company has done reasonably well against a tough inflationary environment, relatively high interest rates, and a slowing economic growth. In this regard, we are guiding full year Core Net Income of ₱34.0 billion, compared with ₱33.3 billion in 2022,” Pangilinan said.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2023 and December 31, 2022

(in million pesos)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	315,436	292,745
Right-of-use assets	29,950	28,863
Investments in associates and joint ventures	49,246	51,546
Financial assets at fair value through profit or loss	567	432
Debt instruments at amortized cost – net of current portion	395	596
Investment properties	1,008	1,015
Goodwill and intangible assets	64,390	64,549
Deferred income tax assets – net	13,187	17,636
Derivative financial assets – net of current portion	93	81
Prepayments – net of current portion	70,519	81,053
Contract assets – net of current portion	516	662
Other financial assets – net of current portion	3,541	3,489
Other non-financial assets – net of current portion	157	166
Total Noncurrent Assets	549,005	542,833
Current Assets
Cash and cash equivalents	21,472	25,211
Short-term investments	272	383
Trade and other receivables	25,269	26,255
Inventories and supplies	2,465	3,568
Current portion of contract assets	1,475	1,571
Current portion of derivative financial assets	591	—
Current portion of debt instruments at amortized cost	200	—
Current portion of prepayments	15,145	14,696
Current portion of other financial assets	306	206
Current portion of other non-financial assets	1,684	668
	68,879	72,558
Assets classified as held-for-sale	14,829	8,771
Total Current Assets	83,708	81,329
TOTAL ASSETS	632,713	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	23,300	18,799
Other comprehensive loss	(36,570)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	112,140	108,727
Noncontrolling interests	5,149	5,234
TOTAL EQUITY	117,289	113,961

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2023 and December 31, 2022

(in million pesos)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	242,910	217,288
Lease liabilities – net of current portion	32,839	31,958
Deferred income tax liabilities – net	167	204
Derivative financial liabilities – net of current portion	119	190
Customers’ deposits	2,230	2,313
Pension and other employee benefits	2,348	1,745
Deferred credits and other noncurrent liabilities	9,719	9,501
Total Noncurrent Liabilities	290,332	263,199
Current Liabilities
Accounts payable	87,379	105,187
Accrued expenses and other current liabilities	90,386	93,545
Current portion of interest-bearing financial liabilities	29,344	32,292
Current portion of lease liabilities	11,121	10,477
Dividends payable	1,911	1,821
Current portion of derivative financial liabilities	44	960
Income tax payable	2,364	982
	222,549	245,264
Liabilities associated with assets classified as held-for-sale	2,543	1,738
Total Current Liabilities	225,092	247,002
TOTAL LIABILITIES	515,424	510,201
TOTAL EQUITY AND LIABILITIES	632,713	624,162

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Nine Months Ended		For the Three Months Ended
	September 30,		September 30,
	2023	2022(1)	2023	2022(1)
	(Unaudited)		(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	149,752	145,715	50,501	49,215
Non-service revenues	6,604	6,419	1,817	2,132
	156,356	152,134	52,318	51,347
EXPENSES
Selling, general and administrative expenses	58,889	64,737	19,056	19,934
Depreciation and amortization	36,044	52,756	12,094	12,061
Cost of sales and services	10,902	10,059	3,212	3,654
Interconnection costs	7,463	4,557	2,743	1,709
Asset impairment	3,289	3,858	1,142	1,513
	116,587	135,967	38,247	38,871
	39,769	16,167	14,071	12,476
OTHER INCOME (EXPENSES) – NET	(2,225)	19,596	(1,301)	1,616
INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	37,544	35,763	12,770	14,092

PROVISION FOR INCOME TAX	9,533	7,865	3,295	3,232
NET INCOME FROM CONTINUING OPERATIONS	28,011	27,898	9,475	10,860

NET LOSS FROM DISCONTINUED OPERATIONS	(13)	(125)	16	(64)
NET INCOME	27,998	27,773	9,491	10,796
ATTRIBUTABLE TO:
Equity holders of PLDT	27,879	27,499	9,428	10,713
Noncontrolling interests	119	274	63	83
	27,998	27,773	9,491	10,796
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	128.83	127.08	43.56	49.52
Diluted	128.83	127.08	43.56	49.52
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	128.89	127.65	43.49	49.81
Diluted	128.89	127.65	43.49	49.81

(1) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of Pacific Global One Aviation Company, Inc., or PG1, effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.

	PLDT Consolidated
	Nine Months
(Php in mn)	2023	2022 (a)	% Change

Total revenues	156,356	152,134	3%

Service revenues (b)	149,752	145,715	3%

Expenses (c)	116,587	135,967	(14%)

EBITDA, exMRP	78,364	75,517	4%
EBITDA Margin	52%	52%

Income before Income Tax	37,544	35,763	5%

Provision for Income Tax	9,533	7,865	21%

Net Income - Attributable to Equity Holders of PLDT	27,879	27,499	1%

Telco Core Income (d)	26,076	25,618	2%

(a) Certain amounts for the nine months ended September 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries

(b) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	149,752	145,715	3%
Interconnection costs	7,463	4,557	64%
Service Revenues, net of interconnection costs	142,289	141,158	1%

(c) Expenses includes Interconnection Costs and MRP expenses
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Asset Impairment on noncurrent assets, MRP and share in Maya Innovations Holdings losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

November 7, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,403 As of September 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. November 7, 2023

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and

Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 7, 2023, the Board declared a cash dividend of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock for the quarter ending December 15, 2023 and payable on December 15, 2023 to the holder of record as of November 22, 2023.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2023, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 7, 2023

November 7, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the following matters:

1.
Confirmation of appointment of officers;

2.
Promotion of officers; and

3.
Extension of the effective date of retirement of Atty. Marilyn A. Victorio-Aquino, incumbent Director, Chief Legal Counsel, and Corporate Secretary of the Company.

Very truly yours,

/s/Mark David P Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,403 As of September 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 7, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election or Appointment of Director or Officer)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 7, 2023:

1.
The Board confirmed the appointment of the following new officers to the positions, and effective on the dates, indicated opposite their respective names:

Name	Position	Date of Effectivity
Darlene Stephanie D. Chiong	First Vice President/Quality Management Head	April 1, 2023
Ivan G. Pablo	Vice President/People Advisor for Revenue & Operations Groups	January 1, 2023

Ms. Darlene Stephanie D. Chiong

Ms. Darlene Stephanie D. Chiong was appointed as the First Vice President/Quality Management Head of the Company effective April 1, 2023. Prior to her appointment, she served as the Channel Strategy Consultant of Smart Communications, Inc. from October 2022 to March 2023 and as the Director of Business Partnerships of Cobena Business Analytics and Strategy Inc. from February 2018 to August 2022.

Ms. Chiong obtained her Bachelor’s Degree in Legal Management in 1997 from the Ateneo de Manila University.

Mr. Ivan G. Pablo

Mr. Ivan G. Pablo was appointed as the Vice President/People Advisor for Revenue & Operations of the Company effective January 1, 2023. Prior to his appointment, Mr. Pablo served as the HR Director, Head of People Operations and Shared Services for Fujitsu Global Delivery from October 2020 to December 2022.

Mr. Pablo obtained his Bachelor’s Degree in Psychology in 2003 from the Ateneo de Manila University.

2.
The Board approved the promotion of the following incumbent officers of the Company to higher officer ranks, and effective on the dates, indicated opposite their respective names:

Name	Former Position	New Position	Date of Effectivity
Anna Karina V. Rodriguez	Vice President	First Vice President /Horizon Planning & Integration	November 7, 2023
Loreevi Gail O. Mercado	Vice President	First Vice President /Talent	November 7, 2023

3.
The Board approved the promotion of the following executives of the Company as officers, to the positions, and on the effective dates, indicated opposite their respective names:

Name	Former Position	New Position	Date of Effectivity
Emerson C. Roque	Assistant Vice President	Vice President	November 7, 2023

/Enterprise Insights and Strategic Programs
Jerone H. Tabanera	Assistant Vice President	Vice President /Financial Reporting	November 7, 2023
Regina P. Pineda	Assistant Vice President	Vice President /Home Acquisition Marketing	November 7, 2023
Rona M. Erfe-Aringay	Assistant Vice President	Vice President /People Advisor for Technology	November 7, 2023
Ruby S. Montoya	Assistant Vice President	Vice President /Enterprise Strategic Accounts Management	November 7, 2023

4.
The Board approved the extension of the effective date of retirement of Atty. Marilyn A. Victorio-Aquino, incumbent Director, Chief Legal Counsel, and Corporate Secretary of the Company from January 1, 2024 to December 31, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

-
Signature page follows -

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 7, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: November 7, 2023